UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 6, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: NOTICE OF GM OF SHAREHOLDERS TO APPROVE THE REMUNERATION PAYABLE TO NON-EXECUTIVE DIRECTORS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

NOTICE OF GENERAL MEETING OF SHAREHOLDERS TO APPROVE THE REMUNERATION PAYABLE TO NON-EXECUTIVE DIRECTORS

1.Introduction and Authority Sought

The remuneration of Non-Executive Directors for their services as Directors was last approved by shareholders by way of a special resolution on 16 May 2022, with the support of 98.98% of the voting rights exercised on that resolution. This authority was limited to a period of one year until the next annual general meeting of AngloGold Ashanti. The special resolution for Non-Executive Director remuneration contained in the notice of annual general meeting of AngloGold Ashanti for the 2022 financial year was withdrawn at the commencement of the meeting on 15 May 2023 as the Board had decided to revise the remuneration proposal following engagement with shareholders.

Authority by way of special resolution is accordingly required to authorise payment to Non-Executive Directors.

Shareholders are accordingly advised that a circular to Shareholders will be issued today requesting shareholders to authorise the payment to Non-Executive Directors for the period commencing Wednesday, 5 July 2023 (being the date of the General Meeting) until such authority is specifically replaced.

Words and expressions used in this announcement shall, unless expressly defined herein or indicated otherwise by the context, bear the meanings given to them in the Circular.

2.Notice of General Meeting

Notice is hereby given in terms of section 62(1) of the Companies Act, No 71 of 2008 (as amended), that a General Meeting of the shareholders of AngloGold Ashanti will be convened on Wednesday, 5 July 2023 at 13:00 to consider and, if approved, pass the resolution necessary to approve and implement the payment to Non-Executive Directors.

Salient dates and times for the General Meeting are set out below:

2023
Record date to determine which shareholders are entitled to receive the Circular	Friday, 26 May
Circular issued to shareholders and notice convening the General Meeting released on SENS on	Tuesday, 6 June
Notice convening the General Meeting published in the South African press	Wednesday, 7 June
Last day to trade shares on the JSE in order to be recorded in the Register on the Voting Record Date in order to be eligible to vote at the General Meeting (see note 3 below) on	Tuesday, 20 June

Voting Record Date on which shareholders must be recorded in the Register in order to participate in and vote at the General Meeting by close of trading (see note 2 below) on	Friday, 23 June
Last date and time to lodge Forms of Proxy for the General Meeting with the share registrars by 13:00 on	Monday, 3 July
General Meeting to held at 13:00 on	Wednesday, 5 July
Results of General Meeting released on SENS on	Thursday, 6 July
Results of General Meeting published in the South African press	Friday, 7 July

Notes:
1.All times shown are SAST, unless otherwise stated.
2.Shareholders should note that, as trade in shares on the JSE is settled in the electronic settlement system used by Strate, settlement of trades takes place three business days after the date of such trades. Therefore, persons who acquire shares on the JSE after Tuesday, 20 June 2023, being the last day to trade in shares so as to be recorded in the register on the Voting Record Date, will not be entitled to vote at the General Meeting.
3.A shareholder may submit a Form of Proxy at any time before the commencement of the General Meeting (or any adjournment or postponement of the General Meeting) or hand it to the chairperson of the General Meeting before the appointed proxy exercises any of the relevant shareholder’s rights at the General Meeting (or any adjournment or postponement of the General Meeting), provided that should a shareholder lodge a Form of Proxy with the share registrars less than 48 hours (excluding Saturdays, Sundays and gazetted, national public holidays) before the General Meeting, such shareholder will also be required to furnish a copy of such Form of Proxy to the chairperson of the General Meeting before the appointed proxy exercises any of such shareholder’s rights at the General Meeting (or adjourned or postponed General Meeting).
4.If the General Meeting is adjourned or postponed, Forms of Proxy submitted for the initial General Meeting will remain valid in respect of any adjournment or postponement of the General Meeting.

ENDS
6 June 2023
Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors
Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 6, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary